Exhibit 99.4

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2015 and 2014
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

Notice to Readers of the Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2015

The unaudited condensed consolidated interim financial statements of Silvercorp Metals Inc. (the “Company”) for the three and nine months ended December 31, 2015 (the “Financial Statements”) have been prepared by management and have not been reviewed by the Company’s independent auditors. The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2015 which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in terms of US dollars and are prepared in accordance with International Financial Reporting Standards.

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited) (Expressed in thousands of U.S. dollars)

		As at December 31,	As at March 31,
	Notes	2015	2015
ASSETS
Current Assets
Cash and cash equivalents	20	$63,376	$60,179
Short-term investments		3,452	9,343
Trade and other receivables		1,768	1,278
Inventories		9,139	6,899
Due from related parties	11	1,845	33
Prepaids and deposits		3,925	5,745
		83,505	83,477
Non-current Assets
Long-term prepaids and deposits		3,045	2,945
Reclamation deposits		2,025	2,112
Investment in an associate	3	3,316	3,449
Other investments	4	208	892
Plant and equipment	5	65,113	64,779
Mineral rights and properties	6	211,138	214,792
TOTAL ASSETS		$368,350	$372,446

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$33,723	$21,768
Mine right fee payable	7	3,898	4,292
Deposits received		5,444	8,303
Dividends payable		-	674
Income tax payable		355	662
		43,420	35,699
Non-current Liabilities
Mine right fee payable	7	5,690	9,746
Deferred income tax liabilities		23,367	21,592
Environmental rehabilitation		12,671	12,898
Total Liabilities		85,148	79,935

Equity
Share capital		231,827	233,513
Share option reserve		12,483	11,741
Reserves		25,409	25,409
Accumulated other comprehensive loss	9	(40,385)	(26,697)
Retained earnings (deficit)		2,082	(5,089)
Total equity attributable to the equity holders of the Company		231,416	238,877

Non-controlling interests	10	51,786	53,634
Total Equity		283,202	292,511

TOTAL LIABILITIES AND EQUITY		$368,350	$372,446
Commitments and contingencies	19

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2015	2014	2015	2014
Sales	18(c)	$29,081	$40,247	$88,514	$108,196
Cost of sales	12	19,543	24,844	58,692	58,701
Gross profit		9,538	15,403	29,822	49,495

General and administrative	13	3,140	5,366	13,391	16,233
Government fees and other taxes	14	1,557	1,821	4,753	4,798
Foreign exchange gain		(716)	(958)	(2,113)	(1,427)
Loss (gain) on disposal of plant and equipment		95	(132)	80	(118)
Loss on disposal of a subsidiary	21	460	-	460	-
Share of gain in associate	3	(65)	(52)	(166)	(10)
Loss on investments	4	-	-	-	15
Other (income) expenses		(65)	67	(179)	(980)
Income from operations		5,132	9,291	13,596	30,984

Finance income	15	517	292	1,058	724
Finance costs	15	(280)	(153)	(751)	(224)
Income before income taxes		5,369	9,430	13,903	31,484

Income tax expense	16	1,453	2,350	3,237	10,155
Net income		$3,916	$7,080	$10,666	$21,329

Attributable to:
Equity holders of the Company		$3,326	$5,468	$7,856	$15,440
Non-controlling interests	10	590	1,612	2,810	5,889
		$3,916	$7,080	$10,666	$21,329

Earnings per share attributable to the equity holders of the Company
Basic and diluted earnings per share		$0.02	$0.03	$0.05	$0.09
Weighted Average Number of Shares Outstanding - Basic and Diluted		168,975,392	170,883,808	170,052,392	170,883,808

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2015	2014	2015	2014
Net income		$3,916	$7,080	$10,666	$21,329
Other comprehensive loss, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(7,565)	(5,653)	(15,708)	(1,358)
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	4	16	(135)	(227)	(1,126)
Items reclassified to net income:
Cumulative translation adjustment upon sale of a subsidiary	21	23	-	23	-
Other comprehensive loss, net of taxes		$(7,526)	$(5,788)	$(15,912)	$(2,484)
Attributable to:
Equity holders of the Company		$(6,396)	$(5,149)	$(13,688)	$(2,571)
Non-controlling interests	10	(1,130)	(639)	(2,224)	87
		$(7,526)	$(5,788)	$(15,912)	$(2,484)
Total comprehensive (loss) income, net of taxes		$(3,610)	$1,292	$(5,246)	$18,845

Attributable to:
Equity holders of the Company		$(3,070)	$319	$(5,832)	$12,869
Non-controlling interests		(540)	973	586	5,976
		$(3,610)	$1,292	$(5,246)	$18,845

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2015	2014	2015	2014
Cash provided by
Operating activities
Net income		$3,916	$7,080	$10,666	$21,329
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation		123	38	371	109
Depreciation, amortization and depletion		6,356	6,775	15,733	15,467
Share of gain in associate		(65)	(52)	(166)	(10)
Loss on disposal of a subsidiary		460	-	460	-
Income tax expense		1,453	2,350	3,237	10,155
Finance income		(517)	(292)	(1,058)	(724)
Loss on investments		-	-	-	15
Loss (gain) on disposal of plant and equipment		95	(132)	80	(118)
Share-based compensation		234	340	742	1,136
Income taxes paid		(224)	(3,209)	(527)	(6,656)
Interest received		517	292	1,058	724
Changes in non-cash operating working capital	20	(2,762)	2,197	(3,059)	7,891
Net cash provided by operating activities		9,586	15,387	27,537	49,318

Investing activities
Mineral rights and properties
Capital expenditures		(5,427)	(12,241)	(14,157)	(25,976)
Plant and equipment
Additions		(2,604)	(2,332)	(5,594)	(6,459)
Proceeds on disposals		202	474	232	474
Other investments
Proceeds on disposals		422	-	422	-
Reclamation deposit paid		-	-	(9)	-
Net redemptions of short-term investments		(203)	7,787	5,504	7,668
Proceeds for sale of a subsidiary	21	11	-	11	-
Net cash used in investing activities		(7,599)	(6,312)	(13,591)	(24,293)

Financing activities
Related parties
Payments made		(1,587)	-	(1,587)	-
Non-controlling interests
Distribution	10	(1,661)	(651)	(1,661)	(3,214)
Cash dividends distributed		-	(760)	(1,323)	(2,331)
Common shares repurchased as part of normal course issuer bid		(419)	-	(1,686)	-
Net cash used in financing activities		(3,667)	(1,411)	(6,257)	(5,545)
Effect of exchange rate changes on cash and cash equivalents		(2,160)	(1,586)	(4,492)	(1,342)

(Decrease) increase in cash and cash equivalents		(3,840)	6,078	3,197	18,138
Cash and cash equivalents, beginning of the period		67,216	72,674	60,179	60,614
Cash and cash equivalents, end of the period		$63,376	$78,752	$63,376	$78,752
Supplementary cash flow information	20

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
				Share		Accumulated other	Retained	Total equity attributable	Non-
		Number of		option		comprehensive	earnings	to the equity holders of	controlling
	Notes	shares	Amount	reserve	Reserves	loss	(deficit)	the Company	interests	Total equity
Balance, April 1, 2014		170,883,808	$233,513	$10,492	$25,409	$(20,141)	$100,993	$350,266	$62,296	$412,562
Share-based compensation		-	-	1,136	-	-	-	1,136	-	1,136
Dividends declared		-	-	-	-	-	(2,299)	(2,299)	-	(2,299)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(3,214)	(3,214)
Comprehensive income		-	-	-	-	(2,571)	15,440	12,869	5,976	18,845
Balance, December 31, 2014		170,883,808	$233,513	$11,628	$25,409	$(22,712)	$114,134	$361,972	$65,058	$427,030
Share-based compensation		-	-	113	-	-	-	113	-	113
Dividends declared		-	-	-	-	-	(674)	(674)	-	(674)
Comprehensive loss		-	-	-	-	(3,985)	(118,549)	(122,534)	(11,424)	(133,958)
Balance, March 31, 2015		170,883,808	$233,513	$11,741	$25,409	$(26,697)	$(5,089)	$238,877	$53,634	$292,511
Share-based compensation	8(b)	-	-	742	-	-	-	742	-	742
Dividends declared	8(c)	-	-	-	-	-	(685)	(685)	-	(685)
Common shares repurchased as part of normal course issuer bid	8(e)	(2,322,952)	(1,686)	-	-	-	-	(1,686)	-	(1,686)
Distribution to non-controlling interests	10	-	-	-	-	-	-	-	(1,661)	(1,661)
Disposition of non-controlling interests upon sale of a subsidiary	10, 21	-	-	-	-	-	-	-	(773)	(773)
Cumulative translation adjustment realized upon sale of a subsidiary	21	-	-	-	-	23	-	23	-	23
Comprehensive (loss) income		-	-	-	-	(13,711)	7,856	(5,855)	586	(5,269)
Balance, December 31, 2015		168,560,856	$231,827	$12,483	$25,409	$(40,385)	$2,082	$231,416	$51,786	$283,202

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are in China.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

The condensed consolidated interim financial statements of the Company, as at and for the three and nine months ended December 31, 2015, were authorized for issue by the Board of Directors on February 4, 2016.

Operating results for the three and nine months ended December 31, 2015, are not necessarily indicative of the results that may be expected for the year ending March 31, 2016.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	December 31,	March 31,	Mineral
Name of subsidiaries	Principal activity	incorporation	2015	2015	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Mining	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	HPG, LM
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying, TLP
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	December 31,	March 31,
Name of associate	Principal activity	incorporation	2015	2015
New Pacific Metals Corp. ("NUX")	Mining	Canada	16.1%	16.1%

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2015. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2015.

(b) Accounting standards issued but not yet in effective

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued on April 28, 2015 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

3.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX (symbol: NUX). NUX is a related party of the Company by way of two common directors and officers.

As at December 31, 2015, the Company owned 10,806,300 common shares (March 31, 2015 – 10,806,300) of NUX, representing an ownership interest of 16.1% (March 31, 2015 – 16.1%).

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over the financial and operating policies of NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2014	10,806,300	$3,715	$3,715
Share of income		235
Foreign exchange impact		(501)
Balance, March 31, 2015	10,806,300	$3,449	$1,448
Share of income		166
Foreign exchange impact		(299)
Balance, December 31, 2015	10,806,300	$3,316	$1,796

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

4.	OTHER INVESTMENTS

	December 31, 2015	March 31, 2015
Equity investments designated as FVTOCI
Publicly-traded companies	$208	$892
Yongning Smelting Co. Ltd.	-	-
Jinduicheng Xise (Canada) Co. Ltd.	-	-
Warrants	-	-
	$208	$892

Common shares:

	Fair value	Accumulated fair value change included in OCI
April 1, 2014	$2,377	$(4,957)
Change in fair value on equity investments designated as FVTOCI	(1,314)	(1,314)
Impact of foreign currency translation	(171)	-
March 31, 2015	$892	$(6,271)
Change in fair value on equity investments designated as FVTOCI	(227)	(227)
Disposal of equity investments	(422)
Impact of foreign currency translation	(35)	-
December 31, 2015	$208	$(6,498)

Warrants:

	Fair value	Accumulated mark-to-market loss included in net income
April 1, 2014	$16	$(1,524)
Loss on investments	(15)	(15)
Impact of foreign currency translation	(1)	-
March 31, 2015	$-	$(1,539)
December 31, 2015	$-	$(1,539)

During the three and nine months ended December 31, 2015, certain equity investments were disposed for total proceeds of $422 and $422, respectively (three and nine months ended December 31, 2014 -$nil).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

5.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use
	rights and	Office		Motor	Construction
Cost	building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2014	$80,337	$6,267	$25,700	$7,163	$6,385	$125,852
Additions	2,257	364	1,642	459	1,929	6,651
Disposals	(107)	(19)	(231)	(368)	-	(725)
Reclassification of asset groups(1)	4,783	-	-	-	(4,783)	-
Impact of foreign currency translation	134	(120)	72	20	20	126
Balance as at March 31, 2015	$87,404	$6,492	$27,183	$7,274	$3,551	$131,904
Additions	1,480	253	1,316	247	4,877	8,173
Disposals	(144)	(100)	(166)	(155)	(80)	(645)
Reclassification of asset groups(1)	296	-	-	-	(296)	-
Impact of foreign currency translation	(4,048)	(332)	(1,271)	(333)	(296)	(6,280)
Ending balance as at December 31, 2015	$84,988	$6,313	$27,062	$7,033	$7,756	$133,152

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2014	$(9,300)	$(3,073)	$(8,136)	$(3,467)	$-	$(23,976)
Impairment Loss	(28,097)	(403)	(6,113)	(533)	(59)	(35,205)
Disposals	7	16	81	233	-	337
Depreciation and amortization	(3,914)	(931)	(2,452)	(1,123)	-	(8,420)
Impact of foreign currency translation	57	110	(19)	(9)	-	139
Balance as at March 31, 2015	$(41,247)	$(4,281)	$(16,639)	$(4,899)	$(59)	$(67,125)
Impairment loss	-	-	-	-	-	-
Disposals	93	81	28	131	-	333
Depreciation and amortization	(1,920)	(539)	(1,327)	(686)	-	(4,472)
Reclassification of asset groups	(560)	56	521	(17)	-	-
Impact of foreign currency translation	1,964	225	792	241	3	3,225
Ending balance as at December 31, 2015	$(41,670)	$(4,458)	$(16,625)	$(5,230)	$(56)	$(68,039)

Carrying amounts
Balance as at March 31, 2015	$46,157	$2,211	$10,544	$2,375	$3,492	$64,779
Ending balance as at December 31, 2015	$43,318	$1,855	$10,437	$1,803	$7,700	$65,113

(1) when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

During the three and nine months ended December 31, 2015, certain plant and equipment were disposed for proceeds of $202 and $232, respectively (three and nine months ended December 31, 2014 - $474 and $474, respectively) and loss of $95 and $80, respectively (three and nine months ended December 31, 2014 – gain of $132 and $118, respectively).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

6.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	Total
Balance as at April 1, 2014	$163,745	$64,923	$109,470	$21,694	$210	$360,042
Capitalized expenditures	30,389	355	3,330	389	-	34,463
Mine right fee	17,439	-	-	-	-	17,439
Environmental rehabiliation	6,973	31	(64)	(21)	-	6,919
Foreign currecy translation impact	156	44	108	55	(27)	336
Balance as at March 31, 2015	$218,702	$65,353	$112,844	$22,117	$183	$419,199
Capitalized expenditures	16,371	-	840	-	-	17,211
Foreign currecy translation impact	(10,475)	(717)	(5,215)	(1,009)	(15)	(17,431)
Ending balance as at December 31, 2015	$224,598	$64,636	$108,469	$21,108	$168	$418,979

Impairment and accumulated depletion
Balance as at April 1, 2014	$(35,880)	$(57,368)	$-	$(536)	$-	$(93,784)
Impairment loss	-	-	(73,565)	(21,579)	-	(95,144)
Depletion	(9,858)	(311)	(5,392)	(18)	-	(15,579)
Foreign currecy translation impact	(95)	(22)	201	16	-	100
Balance as at March 31, 2015	$(45,833)	$(57,701)	$(78,756)	$(22,117)	$-	$(204,407)
Depletion	(9,318)	-	(1,540)	-	-	(10,858)
Foreign currecy translation impact	2,363	368	3,684	1,009	-	7,424
Ending balance as at December 31, 2015	$(52,788)	$(57,333)	$(76,612)	$(21,108)	$-	$(207,841)

Carrying amounts
Balance as at March 31, 2015	$172,869	$7,652	$34,088	$-	$183	$214,792
Ending balance as at December 31, 2015	$171,810	$7,303	$31,857	$-	$168	$211,138

7.	MINE RIGHT FEE PAYABLE

On October 21, 2015, installment of $4,095 plus interest of $180 were paid for the mine right fee. The remaining mine right fee will be paid in three annual installments and carries interest at a prevailing prime interest rate in China. As at December 31, 2015, the prevailing prime interest rate was 4.75%. For the three and nine months ended December 31, 2015, interest of $157 and $380, respectively (three and nine months ended December 31, 2014 - $115 and $115, respectively) was accrued and expensed through finance costs (see note 15).

Details of the installments for mine right fee are as follow:

Mine right fee payable	December 31, 2015	March 31, 2015
Current portion	$3,898	$4,292
Non-current portion	5,690	9,746
	$9,588	$14,038

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

8.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2015 were fully paid.

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, April 1, 2014	5,067,907	$5.88
Options granted	1,320,200	1.75
Options forfeited	(903,750)	5.11
Options expired	(743,001)	4.19
Balance, March 31, 2015	4,741,356	$5.15
Options granted	5,652,125	0.91
Options forfeited	(191,000)	4.54
Options expired	(363,625)	7.94
Balance, December 31, 2015	9,838,856	$2.62

During the nine months ended December 31, 2015, a total of 1,825,000 options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$1.43 per share subject to a vesting schedule over a four-year term with 6.25% of the options vesting every three months from the date of grant.

During the nine months ended December 31, 2015, a total of 3,827,125 options with a life of three years were granted to directors, officers, and employees at an exercise price of CAD$0.66 per share subject to a vesting schedule over a two-year term with 25% of the options vesting every six months from the date of grant.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

The fair value of the stock options granted during the nine months ended December 31, 2015 and 2014 has been calculated as at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended December 31,
	2015	2014
Risk free interest rate	0.53%	1.13%
Expected life of option in years	2.86 years	3.01 years
Expected volatility	57%	53%
Expected dividend yield	0.45%	1.14%
Estimated forfeiture rate	11%	11%
Weighted average share price at date of grant	$0.91	$1.75

The weighted average grant date fair value of options granted during the nine months ended December 31, 2015 was CAD$0.33 (for nine months ended December 31, 2014 - CAD$0.59). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options. For the three and nine months ended December 31, 2015, a total of $234 and $742, respectively (for three and nine months ended December 31, 2014 - $340 and $1,136, respectively) in share-based compensation expense was recognized and included in the general and administrative expenses in the condensed consolidated interim statements of income.

The following table summarizes information about stock options outstanding at December 31, 2015:

		Weighted average
	Number of options	remaining	Weighted average	Number of options	Weighted average
	outstanding at	contractual life	exercise price in	exercisable at	exercise price in
Exercise price in CAD$	December 31, 2015	(Years)	CAD$	December 31, 2015	CAD$
$0.66	3,827,125	3.00	$0.66	–	0.66
$1.43	1,825,000	4.42	$1.43	152,085	1.43
$1.75	675,000	3.41	$1.75	210,938	1.75
$1.76	423,450	3.79	$1.76	79,401	1.76
$2.98	274,000	3.06	$2.98	102,752	2.98
$3.25	282,000	2.42	$3.25	158,627	3.25
$3.41	369,000	2.70	$3.41	184,500	3.41
$3.91	278,000	2.18	$3.91	173,752	3.91
$5.35	277,500	1.60	$5.35	208,125	5.35
$5.40	280,000	1.92	$5.40	192,504	5.40
$6.53	214,000	1.46	$6.53	173,878	6.53
$6.69	371,500	1.18	$6.69	325,065	6.69
$7.27	225,500	0.90	$7.27	211,409	7.27
$9.20	193,500	0.43	$9.20	193,500	9.20
$12.16	173,781	0.01	$12.16	173,781	12.16
$14.96	149,500	0.27	$14.96	149,500	14.96
$ 0.66 - 14.96	9,838,856	2.91	$2.62	3,071,263	$5.57

On January 31, 2016, 375,281 stock options with exercise prices from $1.43 to $14.96 were either cancelled or expired.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

(c) Cash dividends declared

During the three and nine months ended December 31, 2015, dividends of $nil and $685, respectively (for three and nine months ended December 31, 2014 - $736 and $2,299, respectively) were declared, which was a cash dividend of CAD$0.005 per share (for three and nine months ended December 31, 2014 –CAD$0.005 per share).

(d) Warrants

On July 30, 2015, 50,000 warrants at an exercise price of CAD$6.76 per share were expired. As at December 31, 2015, the Company has no outstanding warrants (March 31, 2015 – 50,000 outstanding warrants at an exercise price of CAD$6.76 per share).

(e) Normal course issuer bid

As at December 31, 2015, the Company acquired a total of 2,322,952 common shares at a cost of $1,676. Transaction cost related to the common share acquisition was $10. All shares bought were subsequently cancelled.

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	December 31, 2015	March 31, 2015
Change in fair value on equity investments designated as FVTOCI	$(38,151)	$(37,923)
Currency translation adjustment	(2,234)	11,226
Balance, end of the period	$(40,385)	$(26,697)

The change in fair value on equity investments designated as FVTOCI and on currency translation adjustment are net of tax of $nil for all periods presented.

10.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	SX Gold	Total
Balance, April 1, 2014	$46,127	$5,457	$4,932	$2,148	$3,632	$62,296
Share of net income (loss), excluding the impairment loss	6,226	479	(231)	(257)	(279)	5,938
Share of impairment loss	-	-	-	(4,973)	(6,596)	(11,569)
Share of other comprehensive income (loss)	134	22	12	16	(1)	183
Distributions	(2,563)	(651)	-	-	-	(3,214)
Balance, March 31, 2015	$49,924	$5,307	$4,713	$(3,066)	$(3,244)	$53,634
Share of net income (loss)	3,602	(131)	(253)	(130)	(278)	2,810
Share of other comprehensive (loss) income	(1,830)	(662)	(169)	41	396	(2,224)
Distributions	(1,282)	(379)	-	-	-	(1,661)
Disposition upon sale of a subsidiary	-	-	-	-	(773)	(773)
Balance, December 31, 2015	$50,414	$4,135	$4,291	$(3,155)	$(3,899)	$51,786

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

As at December 31, 2015, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 20%, 30%, 5% and 22.5%, respectively.

11.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from related parties	December 31, 2015	March 31, 2015
NUX (a)	$198	$15
Henan Non-ferrous Geology Bureau (b)	1,647	18
	$1,845	$33

(a)	According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and nine months ended December 31, 2015, the Company recovered $40 and $177, respectively (for three and nine months ended December 31, 2014 - $103 and $241, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three and nine months ended December 31, 2015, Henan Found declared and paid dividends of $1,282 and $1,282, respectively (three and nine months ended December 31, 2014 - $nil and $2,563, respectively) to Henan Geology Bureau.

On December 28, 2015, Henan Found made a short-term loan in the amount of $1,544 (RMB ¥10,000) to Henan Geology Bureau. The loan plus interest of $2 were repaid on January 6, 2016.

(c)	For the three and nine months ended December 31, 2015, the Company paid $nil and $376, respectively (for three and nine months ended December 31, 2014 - $86 and $303, respectively) consulting fees to Greensea Management Ltd., a private consulting services company controlled by a former director of the Company.

(d)	For the three and nine months ended December 31, 2015, the Company paid $293 and $293, respectively (for three and nine months ended December 31, 2014 - $nil and $140, respectively) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(e)	The Company rents a Beijing office from a relative of a director and officer of the Company for $21 (RMB ¥130,746) per month. For the three and nine months ended December 31, 2015, total rents were $63 and $189, respectively (for three and nine months ended December 31, 2014 - $63 and $189, respectively).

(f)	Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. During the three and nine months ended December 31, 2015, Henan Huawei declared and paid

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

dividends of $379 and $379, respectively (three and nine months ended December 31, 2014 - $651 and $651, respectively) to Henan Xinhui.

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

12.	COST OF SALES

Cost of sales consists of:

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
Cash cost	$13,578	$18,700	$44,204	$44,798
Depreciation, amortization and depletion	5,965	6,144	14,488	13,903
Cost of sales	$19,543	$24,844	$58,692	$58,701

13.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended December 31,		Nine months ended December 31,
General and administrative	2015	2014	2015	2014
Office and administrative expenses	$668	$2,070	$4,570	$6,096
Amortization and depreciation	390	631	1,244	1,564
Salaries and benefits	2,129	2,023	5,744	5,965
Share-based compensation	234	340	742	1,136
Professional fees	(281)	302	1,091	1,472
	$3,140	$5,366	$13,391	$16,233

14.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
Government fees	$865	$861	$2,617	$2,510
Other taxes	692	960	2,136	2,288
	$1,557	$1,821	$4,753	$4,798

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

15.	FINANCE ITEMS

Finance items consist of:

	Three months ended December 31,		Nine months ended December 31,
Finance income	2015	2014	2015	2014
Interest income	$517	$292	$1,058	$724

	Three months ended September 30,		Nine months ended December 31,
Finance costs	2015	2014	2015	2014
Interest on mine right fee	$157	$115	$380	$115
Unwinding of discount of environmental
rehabilitation provision	123	38	371	109
	$280	$153	$751	$224

16.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended September 30,		Nine months ended December 31,
Income tax expense	2015	2014	2015	2014
Current	$482	$1,523	$818	$7,500
Deferred	971	827	2,419	2,655
	$1,453	$2,350	$3,237	$10,155

17.	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis. There have been no significant changes in the financial risks facing the Company since March 31, 2015.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements.

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy at December 31, 2015 that are not otherwise disclosed. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As at December 31, 2015 and March 31, 2015, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Fair value as at December 31, 2015
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$63,376	$-	$-	$63,376
Common shares of publicly traded companies	208	-	-	208
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

	Fair value as at March 31, 2015
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$60,179	$-	$-	$60,179
Common shares of publicly traded companies	892	-	-	892
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

The fair value of other financial instruments excluded from the table above approximates their carrying amounts as of December 31, 2015 and March 31, 2015, respectively.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		December 31, 2015
	Within a year	2-3 years	4-5 years	Total
Mine right fee payable	$3,898	$5,690	$-	$9,588
Accounts payable and accrued liabilities	33,723	-	-	33,723
	$37,621	$5,690	$-	$43,311

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which is tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	December 31, 2015	March 31, 2015
Financial assets denominated in U.S. Dollars	$24,147	$20,838
Financial assets denominated in Chinese RMB	$40,410	$44,133

As at December 31, 2015, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income before income taxes by approximately $0.6 million.

As at December 31, 2015, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income before income taxes by approximately $0.2 million.

18.	SEGMENTED INFORMATION

Operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold and 0875786 B.C. Ltd.	XHP
Administrative
Vancouver	Silvercorp Metals Inc., BVI and Barbados' holding companies	RZY
Beijing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

(a) Segmented information for assets and liabilities are as follows:

December 31, 2015
		Mining			Administrative
	Henan						Total
Balance sheet items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Current assets	$38,534	$1,859	$6,451	$510	$180	$35,971	$83,505
Plant and equipment	45,577	5,551	12,571	-	1,275	139	65,113
Mineral rights and properties	171,810	7,303	31,857	-	-	168	211,138
Investment in an associate	-	-	-	-	-	3,316	3,316
Other investments	-	-	-	-	-	208	208
Raclamation deposit	1,626	-	392	-	-	7	2,025
Long-term prepaids and deposits	571	102	2,196	176	-	-	3,045
Total assets	$258,118	$14,815	$53,467	$686	$1,455	$39,809	$368,350
Current liabilities	$30,479	$1,445	$6,194	$3,592	$296	$1,414	$43,420
Mine right fee payable	5,690	-	-	-	-	-	5,690
Deferred income tax liabilities	22,463	904	-	-	-	-	23,367
Environmental rehabilitation	10,639	966	815	251	-	-	12,671
Total liabilities	$69,271	$3,315	$7,009	$3,843	$296	$1,414	$85,148

March 31, 2015
		Mining			Administrative
	Henan						Total
Balance sheet items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Current assets	$34,386	$1,913	$5,080	$2,277	$342	$39,479	$83,477
Plant and equipment	44,191	6,012	12,733	113	1,427	303	64,779
Mineral rights and properties	172,869	7,652	34,088	-	-	183	214,792
Investment in an associate	-	-	-	-	-	3,449	3,449
Other investments	-	-	-	-	-	892	892
Raclamation deposit	1,701	-	403	-	-	8	2,112
Long-term prepaids and deposits	358	59	2,320	208	-	-	2,945
Total assets	$253,505	$15,636	$54,624	$2,598	$1,769	$44,314	$372,446
Current liabilities	$23,256	$943	$4,209	$4,035	$142	$3,114	$35,699
Mine right fee payable	9,746	-	-	-	-	-	9,746
Deferred income tax liabilities	20,790	802	-	-	-	-	21,592
Environmental rehabilitation	10,831	983	829	255	-	-	12,898
Total liabilities	$64,623	$2,728	$5,038	$4,290	$142	$3,114	$79,935

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

(b) Segmented information for operating results are as follows:

Three months ended December 31, 2015
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan(1)	Guangdong(2)	Other	Beijing	Vancouver
Sales	$23,459	$-	$5,622	$-	$-	$-	$29,081
Cost of sales	(14,072)	-	(5,471)	-	-	-	(19,543)
Gross profit	9,387	-	151	-	-	-	9,538

Operating (expenses) income	(4,678)	(160)	(795)	(596)	(441)	2,264	(4,406)
Finance items	(120)	(9)	(3)	(3)	78	294	237
Income tax expenses	(808)	(33)	-	-	-	(612)	(1,453)
Net income (loss)	$3,781	$(202)	$(647)	$(599)	$(363)	$1,946	$3,916

Attributed to:
Equity holders of the Company	2,962	(141)	(605)	(473)	(363)	1,946	3,326
Non-controlling interests	819	(61)	(42)	(126)	-	-	590
Net income (loss)	$3,781	$(202)	$(647)	$(599)	$(363)	$1,946	$3,916

(1) Hunan's BYP project was placed on care and maintenance starting August 2014;
(2) Guangdong's GC project commenced commercial production on July 1, 2014.

Three months ended December 31, 2014
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$32,393	$-	$7,854	$-	$-	$-	$40,247
Cost of sales	(17,670)	-	(7,174)	-	-	-	(24,844)
Gross profit	14,723	-	680	-	-	-	15,403

Operating expenses	(3,434)	(383)	(930)	(237)	(541)	(587)	(6,112)
Finance items	(48)	(6)	30	2	106	55	139
Income tax (expenses) recovery	(1,867)	(168)	81	-	(1)	(395)	(2,350)
Net income (loss)	$9,374	$(557)	$(139)	$(235)	$(436)	$(927)	$7,080

Attributed to:
Equity holders of the Company	7,430	(392)	(89)	(118)	(436)	(927)	5,468
Non-controlling interests	1,944	(165)	(50)	(117)	-	-	1,612
Net income (loss)	$9,374	$(557)	$(139)	$(235)	$(436)	$(927)	$7,080

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

Nine months ended December 31, 2015
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan(1)	Guangdong(2)	Other	Beijing	Vancouver
Sales	$72,678	$-	$15,836	$-	$-	$-	$88,514
Cost of sales	(44,289)	-	(14,403)	-	-	-	(58,692)
Gross profit	28,389	-	1,433	-	-	-	29,822

Operating expenses	(10,474)	(674)	(2,272)	(803)	(1,436)	(567)	(16,226)
Finance items	(294)	(28)	20	(4)	272	341	307
Income tax expenses	(2,471)	(142)	-	-	(2)	(622)	(3,237)
Net income (loss)	$15,150	$(844)	$(819)	$(807)	$(1,166)	$(848)	$10,666

Attributable to:
Equity holders of the Company	11,679	(591)	(689)	(529)	(1,166)	(848)	7,856
Non-controlling interests	3,471	(253)	(130)	(278)	-	-	2,810
Net income (loss)	$15,150	$(844)	$(819)	$(807)	$(1,166)	$(848)	$10,666

(1) Hunan's BYP project was placed on care and maintenance in August 2014;
(2) Guangdong's GC project commenced commercial production on July 1, 2014.

Nine months ended December 31, 2014
		Mining			Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$92,254	$2,775	$13,167	$-	$-	$-	$108,196
Cost of sales	(45,843)	(1,530)	(11,328)	-	-	-	(58,701)
Gross profit	46,411	1,245	1,839	-	-	-	49,495

Operating expenses	(9,276)	(1,387)	(1,873)	(73)	(1,471)	(4,431)	(18,511)
Finance items	(337)	(2)	39	2	319	479	500
Income tax (expenses) recovery	(8,877)	(359)	368	-	(2)	(1,285)	(10,155)
Net income (loss)	$27,921	$(503)	$373	$(71)	$(1,154)	$(5,237)	$21,329

Attributable to:
Equity holders of the Company	21,542	(359)	490	158	(1,154)	(5,237)	15,440
Non-controlling interests	6,379	(144)	(117)	(229)	-	-	5,889
Net income (loss)	$27,921	$(503)	$373	$(71)	$(1,154)	$(5,237)	$21,329

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

(c) Sales by metal

The sales generated for the three and nine months ended December 31, 2015 and 2014 comprise:

	Three months ended December 31, 2015
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$14,770	$-	$2,014	$16,784
Gold (Au)	379	-	20	399
Lead (Pb)	7,738	-	1,818	9,556
Zinc (Zn)	572	-	1,602	2,174
Other	-	-	168	168
	$23,459	$-	$5,622	$29,081

	Three months ended December 31, 2014
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$19,671	$-	$2,754	$22,425
Gold (Au)	725	-	11	736
Lead (Pb)	10,217	-	1,805	12,022
Zinc (Zn)	1,780	-	3,146	4,926
Other	-	-	138	138
	$32,393	$-	$7,854	$40,247

	Nine months ended December 31, 2015
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$44,293	$-	$5,121	$49,414
Gold (Au)	1,609	-	43	1,652
Lead (Pb)	24,429	-	4,630	29,059
Zinc (Zn)	2,347	-	5,498	7,845
Other	-	-	544	544
	$72,678	$-	$15,836	$88,514

	Nine months ended December 31, 2014
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$57,598	$-	$4,569	$62,167
Gold (Au)	2,121	2,775	11	4,907
Lead (Pb)	28,629	-	2,866	31,495
Zinc (Zn)	3,906	-	5,453	9,359
Other	-	-	268	268
	$92,254	$2,775	$13,167	$108,196

(d) Major customers

For the nine months ended December 31, 2015, three major customers (for nine months ended December 31, 2014 - three) accounted for 10% to 53% of sales, (for nine months ended December 31, 2014 - 13% to 42%) and were collectively approximately 77% (for nine months ended December 31, 2014 - 74%) of the total sales of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

19.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these condensed consolidated interim financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$4,175	$390	$2,986	$799
Commitments	$6,418	$-	$-	$6,418

As of December 31, 2015, the Company has two office rental agreements totaling $4,175 for the next eight years and commitments of $6,418 related to the GC property. During the three and nine months ended December 31, 2015, the Company incurred rental expenses of $144 and $479, respectively (three and nine months ended December 31, 2014 - $283 and $912, respectively), which were included in office and administrative expenses on the condensed consolidated interim statements of income.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at December 31, 2015 and March 31, 2015, no contingent liabilities were accrued.

On May 23, 2013 the Company became aware of an action commenced pursuant to the Class Proceedings Act (Ontario) against it and certain of its senior officers and expert advisors in the Ontario Superior Court of Justice on May 21, 2013 relating to claims for misrepresentation, at common law and pursuant to secondary market civil liability provisions under the Securities Act (Ontario) (the “Mask Action”). The lead plaintiff is John Mask and the amount claimed as special damages or general damages, not including claims for costs and interest, is $80 million or such other sum the court finds appropriate in the event this action is certified and judgment pronounced at trial. Two other class action lawsuits have been filed against the Company and certain of its senior officers and expert advisors in the Ontario Superior Court of Justice pursuant to the Class Proceedings Act (Ontario) on September 11, 2013 and in the British Columbia Supreme Court pursuant to the Class Proceedings Act (British Columbia) on September 9, 2013. The Company understands that, as between the three actions, only the Mask Action is proceeding at this time. The Company believes that there is no merit to the allegations set out in these lawsuits and has retained McCarthy Tétrault LLP as its defense counsel and intends to pursue a vigorous defense.

On October 22, 2015 the Ontario Superior Court of Justice denied Mr. Mask leave to proceed with a class action and awarded costs in favour of Silvercorp. Mr. Mask has since filed an appeal with the Court of Appeal for Ontario.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2015 and for three and nine months ended December 31, 2015 and 2014
(Unaudited) (Expressed in thousands of U.S. dollars, except share and per share figures or otherwise stated)

20.	SUPPLEMENTARY CASH FLOW INFORMATION

(a) Cash and cash equivalents

	December 31, 2015	March 31, 2015
Cash on hand and at bank	$40,667	$44,395
Bank term deposits and GICs	22,709	15,784
Total cash and cash equivalents	$63,376	$60,179

(b) Net changes in non-cash working capital

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
Trade and other receivables	$(55)	$2,205	$(661)	$2,918
Inventories	(492)	936	(2,940)	221
Prepaids and deposits	685	439	(16)	621
Accounts payable and accrued liabilities	(2,544)	4,375	3,387	5,646
Deposits received	(187)	(5,502)	(2,538)	(1,205)
Due to related parties	(169)	(256)	(291)	(310)
	$(2,762)	$2,197	$(3,059)	$7,891

21.	DISPOSAL OF A SUBSIDIARY

On November 17, 2015, the Company entered into a share transfer agreement (“the Agreement”) with an arm’s length private Chinese company. Pursuant to the Agreement, the Company’s subsidiary, SX Gold sold its 51% equity interest in Rongtai Mining Co., Ltd. (“Rongtai”) for $11 (RMB ¥70). Rongtai did not have any core assets other than its working capitals and equipment. The total net assets disposed of are as follows:

Rongtai
Cash consideration received (RMB ¥70)	$11
Cash and cash equivalents	$116
Trade and other receivables	56
Prepaids and deposits	953
Plant and equipment	108
Accounts payable and accrued liabilities	(12)
Accumulated comprehensive income	23
Non-controlling interests	(773)
Net assets disposed of	$471
Loss on disposal of a subsidiary	$(460)

The Company recognized loss of $460 on the disposal of Rongtai.

22.	SUBSEQUENT EVENT

On January 6, 2016, the Company’s 77.5% owned subsidiary Henan Found borrowed a loan of $4,619 (RMB ¥30 million) from Bank of China to cover its short-term operational needs. The loan bears interest rate of 4.35% per annum and matures on January 6, 2017.